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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(Cusip Number)

J. Matthew Martin
Shumacker Witt Gaither & Whitaker, P.C.
Suite 1100, 736 Market Street
Chattanooga, TN 37402
423-425-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278608104

1.	Name of Reporting Person: Stephen R. Gross		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 127,628

		8.	Shared Voting Power: 500

		9.	Sole Dispositive Power: 127,628

		10.	Shared Dispositive Power: 500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 128,128

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

      This Statement on Schedule 13D (the “Statement") relates to the Common Stock, (the “Common Stock"), of ebank Financial Services, Inc., a Georgia corporation (the “Issuer"), the principal executive offices of which are located at 2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

Item 2. Identity and Background.

      (a) Stephen R. Gross.

      (b) 2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

      (c) Mr. Gross is a co-founder and member of HLB Gross Collins, P.C., an accounting firm and is also a director of the Issuer. The address of HLB Gross Collins, P.C. is 2625 Cumberland Parkway, Suite 400, Atlanta, Georgia 30339.

      (d) Mr. Gross has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Gross has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) Mr. Gross is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Gross has used and intends to use his personal funds to purchase the securities identified in Item 5 and for the proposed purchases identified in Item 4, except as follows: (i) the stock options were granted to Mr. Gross for his services rendered to the Issuer as a director and (ii) the warrants to purchase 22,857 shares of Common Stock were granted to him in consideration for his guarantee of a loan to the Issuer.

Item 4. Purpose of Transaction.

      Mr. Gross acquired the shares of the Issuer reported herein for investment purposes. Mr. Gross previously reported his beneficial ownership of shares of the Issuer on Schedule 13G, with the last such Schedule filed on February 14, 2003. This Schedule 13D is being filed because the Issuer’s counsel has advised that Mr. Gross, in his capacity as a member of the Issuer’s Board of Directors, may be deemed to influence control of the Issuer (for purposes of Rule 13d-1(c)).

      Mr. Gross presently intends to participate in the Issuer’s currently pending offering to sale up to 3,703,704 shares of Common Stock once the registration of such offering is effective with the

Securities and Exchange Commission and any applicable state securities commissions. However, Mr. Gross intends to limit his participation in the pending offering such that after the conclusion of the offering he beneficially owns no more than 9.9% of the Issuer’s Common Stock, as calculated pursuant to the beneficial ownership rules promulgated by the Office of Thrift Supervision.

      Except as otherwise set forth herein, Mr. Gross does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action. Notwithstanding the foregoing, any of the preceding actions may be, from time to time, proposed to and acted upon by the board of directors of the Issuer, of which Mr. Gross is a member, in the normal course of the Issuer’s business. Thus, in the normal course of discharging his duties as a director of the Issuer, and in his capacity as such, Mr. Gross may be required to consider or review any such plans or proposals.

Item 5. Interest in Securities of the Issuer.

      (a) Mr. Gross is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 128,128 shares of the Issuer’s Common Stock constituting 5.9% of the Issuer’s outstanding Common Stock. Such 128,128 shares of Common Stock consist of: (i) 36,771 shares of Common Stock owned directly by Mr. Gross; (ii) 500 shares of Common Stock owned directly by Mr. Gross’ wife; (iii) 40,000 shares of Series A Convertible Preferred Stock which are currently convertible into 40,000 shares of Common Stock; (iv) a currently exercisable warrant to purchase 20,000 shares of Common Stock; (v) a currently exercisable warrant to purchase 22,857 shares of Common Stock; and (vi) 8,000 stock options which may be exercised within 60 days of the date of this report.

      (b) Mr. Gross has the sole power to vote and dispose of all of the shares of the Issuer reported herein, except for 500 shares of Common Stock owned by his wife for which he shares voting and investment power.

      (c) None.

      (d) No other person other than Mr. Gross has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer reported herein, except for 500 shares of Common Stock owned by his wife.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      From October 4, 2000 through June 5, 2001, the Issuer sold 500,000 “capital units” at a price of $10.00 per unit in a private offering. Each such capital unit consisted of four shares of Series A Convertible Preferred Stock and a warrant to purchase two shares of Common Stock for $3.50 per share. Mr. Gross participated as an investor in such offering on the same terms and conditions as other investors. Accordingly, the Issuer and Mr. Gross are parties to a warrant agreement entitling Mr. Gross to purchase 20,000 shares of Common Stock. The warrant agreement terminates on the earlier of five years from its date of issue or thirty days after the Issuer notifies the holder that the closing price of the Issuer’s Common Stock has equaled or exceeded $5.00 per share for twenty consecutive trading days. The Issuer also entered into a registration rights agreement with Mr. Gross and each of the other investors in the private offering in order to assist such investors in selling shares of Common Stock underlying the shares of Series A Convertible Preferred Stock and warrant agreements. Pursuant to the terms of the registration rights agreements, the Issuer agreed to file a “shelf” registration statement registering the resale by the investors in such offering of shares of Common Stock underlying the shares of Series A Convertible Preferred Stock and the warrant agreements. The registration rights terminate on the earlier of (i) the date on which all of the holders of shares of Series A Convertible Preferred Stock and warrant agreements no longer hold any shares of Common Stock underlying such securities; or (ii) the date on which all of the shares of Common Stock underlying the shares of Series A Convertible Preferred Stock and warrant agreements may be resold in a public transaction without registration under the Securities Act.

      In consideration for a guarantee of a loan to the Issuer, the Issuer granted Mr. Gross (along with certain other directors serving at that time who also guaranteed such loan) a warrant to purchase 22,857 shares of the Issuer’s Common Stock for $3.00 per share, the closing price of the Issuer’s Common Stock on the date of grant. This warrant agreement expires ten years from August 28, 2000, the date of grant.

      Mr. Gross and the Issuer are also parties to a Stock Option Agreement dated as of June 18, 2001. Pursuant to the Issuer’s Stock Incentive Plan, Mr. Gross was awarded an option to purchase up to 12,000 shares of Common Stock at $3.50 per share. The option vests in three equal annual installments beginning on June 18, 2002.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1: Warrant Agreement between the Issuer and Mr. Gross.

Exhibit 99.2: Registration Rights Agreement between the Issuer and Mr. Gross.

Exhibit 99.3: Warrant Agreement between the Issuer and Mr. Gross.

Exhibit 99.4: Stock Option Agreement between the Issuer and Mr. Gross.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stephen R. Gross

Stephen R. Gross

Date: January 23, 2004